Exhibit (a)(1)(v)

Offer to Purchase for Cash of

Up to $62,000,000 Aggregate Principal Amount

of its Outstanding

1.0% Convertible Subordinated Notes Due 2010

CUSIP Numbers: 501242 AP 6 and 501242 AM 3

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON FEBRUARY 9, 2009, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE COMPANY (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).

January 6, 2009

To Our Clients:

Enclosed for your consideration is an Offer to Purchase (as may be supplemented and amended from time to time, the “Offer to Purchase”) dated January 6, 2009, and the related Letter of Transmittal (the “Letter of Transmittal”) by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (the “Company”), offering to purchase for cash up to $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes Due 2010 (the “Notes”). The Offer to Purchase together with the Letter of Transmittal (and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal) constitutes the “Offer” with respect to the Notes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Notes are currently convertible at a conversion rate of 77.8743 shares of common stock per $1,000 principal amount of Notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.84 per share. Holders who tender their Notes on or before 12:00 midnight, New York City time, on the Expiration Date will receive an amount per $1,000 principal amount of Notes (the “Purchase Price”) equal to $720.

The Offer documents and other materials relating to the Offer are being forwarded to you as the beneficial owner of Notes held by us for your account or benefit but not registered in your name. The tender of any Notes may only be made by us as the registered holder and pursuant to your instructions. Therefore, the Company urges beneficial owners of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee (or registered in the name of The Depository Trust Company (“DTC”) but credited to the account of such broker, dealer, commercial bank, trust company or other nominee that is a DTC participant) to contact such broker, dealer, commercial bank, trust company or other nominee promptly if they wish to tender Notes in the Offer.

Accordingly, we request instructions as to whether you wish us to tender with respect to any or all of the Notes held by us for your account under the terms and conditions set forth in the Offer. We urge you to read carefully the Offer to Purchase, the Letter of Transmittal and the other materials provided herewith before instructing us to tender your Notes.

Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Notes on your behalf in accordance with the provisions of the Offer.

Please note that Notes tendered in the Offer must be received by 12:00 midnight, New York City time on the Expiration Date in order to receive the Purchase Price and that the Offer will expire at 12:00 midnight, New York City time on the Expiration Date, unless extended. The Expiration Date may be extended as described in the Offer to Purchase.

A tender of Notes in the Offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by the Company in the Offer, may be withdrawn at any time after 12:00 midnight, New York City time, on the Expiration Date. No consideration shall be payable in respect of any Notes so withdrawn and any Notes so withdrawn will be promptly returned to the surrendering Holders. Except as otherwise provided in the Offer to Purchase, tenders of Notes in the Offer are irrevocable.

Your attention is directed to the following:

1. If you desire to tender Notes that you beneficially own in the Offer and receive the Purchase Price, we must receive your instructions in ample time to permit us to tender your Notes on your behalf on or before 12:00 midnight, New York City time, on the Expiration Date.

2. Notwithstanding any other provision of the Offer, the Company’s obligation to accept Notes tendered and to pay the Purchase Price is subject to, and conditioned upon, the satisfaction of the general conditions described in Section 10 of the Offer to Purchase entitled “Conditions of the Offer.”

The Offer is not conditioned on any minimum principal amount of Notes being tendered. The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time as set forth in Section 10 of the Offer to Purchase under the heading “Conditions of the Offer.”

3. Any transfer taxes incident to the transfer of Notes from the tendering Holder to the Company will be paid by the Company, except as provided in the Offer documents. If you wish to have us tender any or all of your Notes held by or through us for your account or benefit, please so instruct us by completing, executing and returning to us the instruction form that appears below. The accompanying Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender Notes registered in the name of DTC and credited to our account or the account of our nominee as a DTC participant.

IMPORTANT

The Letter of Transmittal (or a facsimile thereof), together with any Notes tendered and all other required documents must be received by the Depositary at or before 12:00 midnight, New York City time, on the Expiration Date in order for Holders to receive the Purchase Price.

Alternatively, DTC participants may, instead of physically completing and signing the Letter of Transmittal and delivering it to the Depositary, electronically accept the Offer and tender the Notes through DTC’s Automated Tender Offer Program (“ATOP”) as set forth in Section 6 of the Offer to Purchase under the heading “Procedures for Tendering Notes.” Holders tendering their Notes by book-entry transfer to the Depositary’s account at DTC can execute the tender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC. DTC will then send an Agent’s Message to the Depositary for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the Offer by Kulicke and Soffa Industries, Inc. with respect to the Notes.

This will instruct you to surrender the aggregate principal amount of the Notes indicated below held by you for the account or benefit of the undersigned, pursuant to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

1.0% Convertible Subordinated Notes Due 2010

CUSIP Numbers: 501242 AP 6 and 501242 AM 3

Certificate Number (if available)*	Aggregate principal amount of Notes surrendered**

*	If the space provided is inadequate, list the certificate numbers and principal amount in respect of Notes being surrendered on a separately executed schedule and attach the schedule hereto.

**	Unless otherwise indicated, it will be assumed that the entire aggregate principal amount represented by the Notes specified above is being surrendered.

PLEASE COMPLETE AND SIGN HERE

Signature(s):

Name(s) (Please Print):

Street Address:

City, State, Zip Code:

Area Code and Telephone No.:

Tax Identification or Social Security No.:

My Account Number With You:

Date:

3